

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 19, 2014

Via E-mail
Joseph Kristul
President and Chief Executive Officer
Hybrid Coating Technologies Inc.
950 John Daly Blvd.
Suite 260
Daly City, CA 94015

> **Re: Hybrid Coating Technologies Inc.**
> **Preliminary Proxy Statement on Schedule 14C**
> **Filed November 21, 2014**
> **File No. 000-53459**

Dear Mr. Kristul:

We have reviewed your letter dated December 15, 2014 and have the following comments.

1. We note your response to comment two of our letter dated December 8, 2014. Please note that Instruction 1 to Item 13(a) provides that authorization of preferred stock without present intent is not deemed material. We note that for proposal one you have included a disclosure that you do not have any specific plan, commitment, arrangement, understanding or agreement with respect to the shares of common stock that will be available for issuance after the authorize share capital increase. However, you do not include a similar disclosure with respect to the Series A preferred stock under proposal number two or Series B preferred stock under proposal number three. Please advise.

2. We note your response to comment three of our letter dated December 8, 2014 and we reissue the comment. Please explain the specific process by which you obtained the consents from the consenting shareholders and provide a legal analysis detailing the basis upon which you concluded that the process of obtaining those consents did not involve a solicitation within the meaning of Rule 14a-1(l). If you believe you engaged in an exempt solicitation, please identify the specific exemption you relied upon and explain how you complied with such exemption.

Please contact Asia Timmons-Pierce, Staff Attorney, at (202) 551-3754 or me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief